SELECT*ANNUITY II

AN INDIVIDUAL DEFERRED VARIABLE ANNUITY CONTRACT
issued by
RELIASTAR LIFE INSURANCE COMPANY
and its
RELIASTAR SELECT VARIABLE ACCOUNT

Supplement Dated April 29, 2011, to the Prospectus Dated April 8, 1997

This supplement updates and amends certain information contained in your prospectus dated
April 8, 1997, and subsequent supplements thereto. Please read it carefully and keep it with your prospectus
for future reference.

_____

IMPORTANT INFORMATION REGARDING
INVESTMENT FUND NAME CHANGES

Effective April 29, 2011, certain of the Investment Funds available through the ReliaStar Select Variable Account will change their names as follows:

Former Investment Fund Name	Current Investment Fund Name
ING Columbia Small Cap Value Portfolio	ING Columbia Small Cap Value II Portfolio
ING Van Kampen Comstock Portfolio	ING Invesco Van Kampen Comstock Portfolio
ING Van Kampen Equity and Income Portfolio	ING Invesco Van Kampen Equity and Income Portfolio
ING Van Kampen Growth and Income Portfolio	ING Invesco Van Kampen Growth and Income Portfolio
ING Wells Fargo Health Care Portfolio	ING BlackRock Health Sciences Opportunities Portfolio

IMPORTANT INFORMATION ABOUT THE INVESTMENT FUNDS
AVAILABLE THROUGH THE CONTRACT

The following chart lists the Investment Funds that are, effective April 29, 2011, available through the Contract, along with each Investment Fund's investment adviser/subadviser and investment objective. More detailed information about these Investment Funds can be found in the current prospectus and Statement of Additional Information for each Investment Fund. If you received a summary prospectus for any of the Investment Funds available through your Contract, you may obtain a full prospectus and other Investment Fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the Investment Fund's summary prospectus.

There is no assurance that the stated investment objectives of any of the Investment Funds will be achieved. Shares of the Investment Funds will rise and fall in value and you could lose money by allocating Contract Value to the Sub-Accounts that invest in the Investment Funds. Shares of the Investment Funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the Federal Deposit Insurance Corporation or any other government agency. Except as noted, all Investment Funds are diversified, as defined under the 1940 Act.

Investment Fund Name	Investment Adviser/ Subadviser	Investment Objective
American Funds® – Growth Fund (Class 2)	Investment Adviser: Capital Research and Management Company^{SM}	Seeks growth of capital by investing primarily in common stocks.
American Funds® – Growth-Income Fund (Class 2)	Investment Adviser: Capital Research and Management Company^{SM}	Seeks capital growth over time and income by investing primarily in U.S. common stocks or other securities that demonstrate the potential for appreciation and/or dividends.
American Funds® – International Fund (Class 2)	Investment Adviser: Capital Research and Management Company^{SM}	Seeks growth of capital over time by investing primarily in common stocks of companies located outside the United States.
BlackRock Global Allocation V.I. Fund (Class III)	Investment Adviser: BlackRock Advisors, LLC Subadvisers: BlackRock Investment Management, LLC; BlackRock International Limited	Seeks to provide high total return through a fully managed investment policy utilizing U.S. and foreign equity, debt and money market instruments, the combination of which will be varied from time to time both with respect to types of securities and markets in response to changing market and economic trends.
Fidelity® VIP Contrafund® Portfolio (Initial Class)	Investment Adviser: Fidelity Management & Research Company Subadvisers: FMR Co., Inc. and other affiliates of Fidelity Management & Research Company	Seeks long-term capital appreciation.
Fidelity® VIP Equity-Income Portfolio (Initial Class)	Investment Adviser: Fidelity Management & Research Company Subadvisers: FMR Co., Inc. and other affiliates of Fidelity Management & Research Company	Seeks reasonable income. Also considers the potential for capital appreciation. Seeks to achieve a yield which exceeds the composite yield on the securities comprising the S&P 500® Index.
ING Artio Foreign Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: Artio Global Management, LLC	Seeks long-term growth of capital.
ING Blackrock Health Sciences Opportunities Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: BlackRock Advisors, LLC	Seeks long-term capital growth.
ING BlackRock Large Cap Growth Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: BlackRock Investment Management, LLC	Seeks long-term growth of capital.

Investment Fund Name	Investment Adviser/ Subadviser	Investment Objective
ING Clarion Global Real Estate Portfolio (Class S)	Investment Adviser: ING Investments, LLC Subadviser: ING Clarion Real Estate Securities LLC	Seeks high total return, consisting of capital appreciation and current income.
ING DFA Global Allocation Portfolio (Class I) [1]	Investment Adviser: Directed Services LLC Subadviser: Dimensional Fund Advisors LP	Seeks high level of total return, consisting of capital appreciation and income.
ING DFA World Equity Portfolio (Class I) [1]	Investment Adviser: Directed Services LLC Subadviser: Dimensional Fund Advisors LP	Seeks long-term capital appreciation.
ING FMR[SM] Diversified Mid Cap Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: Fidelity Management & Research Company	Seeks long-term growth of capital.
ING Franklin Templeton Founding Strategy Portfolio (Class I) [1]	Investment Adviser: Directed Services LLC	Seeks capital appreciation and secondarily, income.
ING Global Resources Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: ING Investment Management Co.	A *non-diversified* portfolio that seeks long-term capital appreciation.
ING Invesco Van Kampen Growth and Income Portfolio (Class S)	Investment Adviser: Directed Services LLC Subadviser: Invesco Advisers, Inc.	Seeks long-term growth of capital and income.
ING JPMorgan Emerging Markets Equity Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: J.P. Morgan Investment Management Inc.	Seeks capital appreciation.
ING JPMorgan Small Cap Core Equity Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: J.P. Morgan Investment Management Inc.	Seeks capital growth over the long term.
ING Large Cap Growth Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: ING Investment Management Co.	Seeks long-term capital growth.
ING Limited Maturity Bond Portfolio (Class S)	Investment Adviser: Directed Services LLC Subadviser: ING Investment Management Co.	Seeks highest current income consistent with low risk to principal and liquidity and secondarily, seeks to enhance its total return through capital appreciation when market factors, such as falling interest rates and rising bond prices, indicate that capital appreciation may be available without significant risk to principal.

Investment Fund Name	Investment Adviser/ Subadviser	Investment Objective
ING Liquid Assets Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: ING Investment Management Co.	Seeks high level of current income consistent with the preservation of capital and liquidity.
ING MFS Total Return Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: Massachusetts Financial Services Company	Seeks above-average income (compared to a portfolio entirely invested in equity securities) consistent with the prudent employment of capital. Secondarily seeks reasonable opportunity for growth of capital and income.
ING MFS Utilities Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: Massachusetts Financial Services Company	Seeks total return.
ING Marsico Growth Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: Marsico Capital Management, LLC	Seeks capital appreciation.
ING PIMCO Total Return Bond Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: Pacific Investment Management Company LLC	Seeks maximum total return, consistent with preservation of capital and prudent investment management.
ING Pioneer Fund Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: Pioneer Investment Management, Inc.	Seeks reasonable income and capital growth.
ING Pioneer Mid Cap Value Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: Pioneer Investment Management, Inc.	Seeks capital appreciation.
ING Retirement Growth Portfolio (Class I) [1]	Investment Adviser: Directed Services LLC Asset Allocation Consultants: Asset Allocation Committee	Seeks a high level of total return (consisting of capital appreciation and income) consistent with a level of risk that can be expected to be greater than that of ING Retirement Moderate Growth Portfolio.
ING Retirement Moderate Growth Portfolio (Class I) [1]	Investment Adviser: Directed Services LLC Asset Allocation Consultants: Asset Allocation Committee	Seeks a high level of total return (consisting of capital appreciation and income) consistent with a level of risk that can be expected to be greater than that of ING Retirement Moderate Portfolio but less than that of ING Retirement Growth Portfolio.
ING Retirement Moderate Portfolio (Class I) [1]	Investment Adviser: Directed Services LLC Asset Allocation Consultants: Asset Allocation Committee	Seeks a high level of total return (consisting of capital appreciation and income) consistent with a level of risk that can be expected to be less than that of ING Retirement Moderate Growth Portfolio.

Investment Fund Name	Investment Adviser/ Subadviser	Investment Objective
ING T. Rowe Price Capital Appreciation Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: T. Rowe Price Associates, Inc.	Seeks, over the long-term, a high total investment return, consistent with the preservation of capital and prudent investment risk.
ING T. Rowe Price Equity Income Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: T. Rowe Price Associates, Inc.	Seeks substantial dividend income as well as long-term growth of capital.
ING T. Rowe Price International Stock Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: T. Rowe Price Associates, Inc.	Seeks long-term growth of capital.
ING U.S. Stock Index Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: ING Investment Management Co.	Seeks total return.
ING Baron Small Cap Growth Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: BAMCO, Inc.	Seeks capital appreciation.
ING Columbia Small Cap Value II Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: Columbia Management Investment Advisers, LLC	Seeks long-term growth of capital.
ING Global Bond Portfolio (Class S)	Investment Adviser: Directed Services LLC Subadviser: ING Investment Management Co.	Seeks to maximize total return through a combination of current income and capital appreciation.
ING Invesco Van Kampen Comstock Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: Invesco Advisers, Inc.	Seeks capital growth and income.
ING Invesco Van Kampen Equity and Income Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: Invesco Advisers, Inc.	Seeks total return, consisting of long-term capital appreciation and current income.
ING JPMorgan Mid Cap Value Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: J. P. Morgan Investment Management Inc.	Seeks growth from capital appreciation.
ING Oppenheimer Global Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: OppenheimerFunds, Inc.	Seeks capital appreciation.
ING Pioneer High Yield Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: Pioneer Investment Management, Inc.	Seeks to maximize total return through income and capital appreciation.

Investment Fund Name	Investment Adviser/ Subadviser	Investment Objective
ING T. Rowe Price Diversified Mid Cap Growth Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: T. Rowe Price Associates, Inc.	Seeks long-term capital appreciation.
ING UBS U.S. Large Cap Equity Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: UBS Global Asset Management (Americas) Inc.	Seeks long-term growth of capital and future income.
ING Balanced Portfolio (Class I)	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks total return consisting of capital appreciation (both realized and unrealized) and current income; the secondary investment objective is long-term capital appreciation.
ING Intermediate Bond Portfolio (Class I)	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks to maximize total return consistent with reasonable risk. The portfolio seeks its objective through investments in a diversified portfolio consisting primarily of debt securities. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.
ING Growth and Income Portfolio (Class I)	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks to maximize total return through investments in a diversified portfolio of common stocks and securities convertible into common stocks. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.
ING Index Plus LargeCap Portfolio (Class I)	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks to outperform the total return performance of the S&P 500® Index, while maintaining a market level of risk.
ING Index Plus MidCap Portfolio (Class I)	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks to outperform the total return performance of the Standard & Poor's MidCap 400 Index, while maintaining a market level of risk.
ING Index Plus SmallCap Portfolio (Class I)	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks to outperform the total return performance of the Standard & Poor's SmallCap 600 Index, while maintaining a market level of risk.
ING International Index Portfolio (Class S)	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks investment results (before fees and expenses) that correspond to the total return of a widely accepted international index.
ING Russell™ Large Cap Growth Index Portfolio (Class I)	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co.	A *non diversified* portfolio that seeks investment results (before fees and expenses) that correspond to the total return of the Russell Top 200® Growth Index.

Investment Fund Name	Investment Adviser/ Subadviser	Investment Objective
ING Russell™ Large Cap Index Portfolio (Class I)	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks investment results (before fees and expenses) that correspond to the total return of the Russell Top 200® Index.
ING Russell™ Large Cap Value Index Portfolio (Class I)	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co.	A *non diversified* portfolio that seeks investment results (before fees and expenses) that correspond to the total return of the Russell Top 200® Value Index.
ING Russell™ Mid Cap Growth Index Portfolio (Class I)	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co.	A *non-diversified* portfolio that seeks investment results (before fees and expenses) that correspond to the total return of the Russell Midcap® Growth Index.
ING Russell™ Small Cap Index Portfolio (Class I)	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks investment results (before fees and expenses) that correspond to the total return of the Russell 2000® Index.
ING Small Company Portfolio (Class I)	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks growth of capital primarily through investment in a diversified portfolio of common stocks of companies with smaller market capitalizations.
ING U.S. Bond Index Portfolio (Class I)	Investment Adviser: ING Investments, LLC Subadviser: Neuberger Berman Fixed Income LLC	Seeks investment results (before fees and expenses) that correspond to the total return of the Barclays Capital U.S. Aggregate Bond Index.
ING SmallCap Opportunities Portfolio (Class I)	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks long-term capital appreciation.
Neuberger Berman AMT Socially Responsive Portfolio® (Class I)	Investment Adviser: Neuberger Berman Management LLC Subadviser: Neuberger Berman LLC	Seeks long-term growth of capital by investing primarily in securities of companies that meet the portfolio's financial criteria and social policy.

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[1]   This Investment Fund is structured as a "Fund of Funds." An Investment Fund structured as a "Fund of Funds" may have higher fees and expenses than an Investment Fund that invests directly in debt and equity securities because it also incurs the fees and expenses of the underlying Investment Funds in which it invests. Please refer to the Investment Fund prospectus for information about the aggregate annual operating expenses of the Investment Fund and its corresponding underlying Fund or Funds.

IMPORTANT INFORMATION ABOUT INVESTMENT FUNDS CLOSED TO NEW INVESTMENT

The Sub-Accounts that invest in the following Investment Funds have been closed to new investment:
- Fidelity® VIP Investment Grade Bond Portfolio
- ING American Century Small-Mid Cap Value Portfolio
- ING International Value Portfolio
- ING Large Cap Value Portfolio
- ING MidCap Opportunities Portfolio
- ING PIMCO Total Return Portfolio
- ING Strategic Allocation Conservative Portfolio
- ING Strategic Allocation Growth Portfolio
- ING Strategic Allocation Moderate Portfolio

Contract Owners who have Contract Value allocated to one or more of the Sub-Accounts that correspond to these Investment Funds may leave their Contract Value in those Sub-Accounts, but future allocations and transfers into those Sub-Accounts are prohibited. If your most recent premium allocation instructions includes a Sub-Account that corresponds to one of these Investment Funds, premium received that would have been allocated to a Sub-Account corresponding to one of these Investment Funds may be automatically allocated among the other available Sub-Accounts according to your most recent premium allocation instructions. If your most recent allocation instructions do not include any available Investment Funds, you must provide us with alternative allocation instructions or the premium payment will be returned to you. You may give us alternative allocation instructions by contacting our ING Customer Service Center at P.O. Box 5050, Minot, ND 58702-5050, 1-877-884-5050 or www.ingservicecenter.com. **See the "Transfers" section on page 29 of your Contract prospectus for information about making Investment Fund allocation changes.**

IMPORTANT INFORMATION ABOUT THE COMPANY'S INTEREST BEARING RETAINED ASSET ACCOUNT

Unless the Beneficiary elects otherwise, lump-sum payments will generally be made into an interest bearing retained asset account that is backed by our general account. **This account is not FDIC insured** and can be accessed by the Beneficiary through a draftbook feature. The Beneficiary may access the entire Death Benefit at any time through the draftbook without penalty. Interest credited on this account may be less than you could earn if the lump-sum payment was invested outside of the Contract. Additionally, interest credited on this account may be less than under other settlement options available through the Contract, and the Company seeks to earn a profit on this account.

At the time of Death Benefit election, the Beneficiary may elect to receive the Death Benefit directly by check rather than through the retained asset account draftbook feature by notifying us at the ING Customer Service Center at P.O. Box 5050, Minot, ND 58702-5050, 1-877-884-5050 or www.ingservicecenter.com.

MORE INFORMATION IS AVAILABLE

More information about the Investment Funds available through your Contract. including information about the risks associated with investing in them, can be found in the current prospectus and Statement of Additional Information for each Investment Fund. You may obtain these documents by contacting us at our:

ING Customer Service Center
P.O. Box 5050
Minot, ND 58702-5050
1-877-884-5050

If you received a summary prospectus for any of the Investment Funds available through your Contract, you may obtain a full prospectus and other Investment Fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the Investment Fund's summary prospectus.